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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                            CTI Group (Holdings) Inc.
                            -------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   126431 10 5
                                   -----------
                                 (CUSIP Number)

                                  June 20, 2002
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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--------------------------------------------------------------------------------
CUSIP NO. 126431 10 5           Schedule 13G                            2 of 5
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

                   Harold D. Garrison
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)               (a)      |_|
                                           (b)      |_|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
------------------------ ------- -----------------------------------------------
                           5     SOLE VOTING POWER
                                 1,517,693(1)
   NUMBER OF SHARES      ------- -----------------------------------------------
     BENEFICIALLY          6     SHARED VOTING POWER
       OWNED BY                           0
         EACH            ------- -----------------------------------------------
       REPORTING           7     SOLE DISPOSITIVE POWER
      PERSON WITH                1,517,693(1)
                         ------- -----------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                          0
------------------------ ------- -----------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,517,693(1)
--------- ----------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.69%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)
          IN
--------- ----------------------------------------------------------------------

(1) See Item 4 herein.


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                                                                          3 of 5


Item 1(a)           Name of Issuer:
                    --------------

                    CTI Group (Holdings) Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    333 North Alabama Street
                    Suite 240
                    Indianapolis, IN  46204

Item 2(a)           Name of Person Filing:
                    ---------------------

                    Harold D. Garrison

Item 2(b)           Address of Principal Business Office or, if none, Residence:
                    -----------------------------------------------------------

                    333 North Alabama Street
                    Suite 240
                    Indianapolis, IN  46204

Item 2(c)           Citizenship:
                    -----------

                    USA

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Class A common stock, par value $0.01 per share ("Class A Stock")

Item 2(e)           CUSIP Number:
                    ------------

                    126431 10 5

Item 3              Not Applicable

Item 4              Ownership:
                    ---------

                    Mr. Garrison beneficially owns 1,517,693 shares of Class A Stock, which represent 5.69% of the outstanding shares of Class A Stock as of May 7, 2002 as reported in Form 10-QSB filed by the Issuer on May 15, 2002.

                    Mr. Garrison has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,517,693 shares of Class A Stock, of which 502,980 shares are held directly by Mr. Garrison, 422,786 shares are held by HDG Investments, LLC, and 591,927 shares are held by Sunset, LLC.

                    Mr. Garrison also beneficially owns 177,178 shares of Class
                    B common stock of the Issuer ("Class B Stock") which represent 6.3% of the outstanding shares of Class B Stock as of May 7, 2002. Class B Stock is not an "equity security" as that term is defined in Rule 13d-1(i) promulgated under the Act. Mr. Garrison has the sole power to vote or to
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                                                                          4 of 5

                    direct the vote and the sole power to dispose or to direct the disposition of 177,178 shares of Class B Stock, of which 14,732 shares are held by Mr. Garrison directly, 67,684 shares are held by HDG Investments, LLC, and 94,762 shares are held by Sunset, LLC.

                    Mr. Garrison is the sole member of HDG Investments, LLC and the managing member of Sunset, LLC.

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    Not Applicable

Item 6              Ownership of More Than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    -------

                    Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                    ---------------

                    Not Applicable

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification
                    -------------

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                                          5 of 5

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 20, 2002                     By: /s/ Harold D. Garrison
         -------------                         ---------------------------
                                               Name: Harold D. Garrison